EXHIBIT 99.1

Osisko Announces Publication of 2023 Sustainability Report

MONTRÉAL, April 10, 2024 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) is pleased to announce the publication of its 2023 Sustainability Report, Growing Responsibly (the “Report”).

The Report marks the fourth edition of Growing Responsibly and outlines Osisko’s key Environmental, Social and Governance (“ESG”) achievements in 2023. The Report has been developed in reference to the Global Reporting Initiative and the Sustainability Accounting Standards Board disclosure standards and is guided by the International Financial Reporting Standards S2 climate-related disclosures.

Heather Taylor, Vice President, Sustainability and Communications of Osisko commented: “As Osisko unveils its latest Sustainability Report, Growing Responsibly, the Corporation proudly showcases its 2023 ESG achievements. We recognize our responsibility to operate with integrity, protect the environment, and support the local communities in which we conduct business. Through both collaboration and responsible practices, we strive to create a future where environmental and social impacts go hand in hand with creating long term value. The fourth edition of our Sustainability Report reflects our ongoing dedication to transparency, as well as the positive evolution of our sustainability efforts.”

The following are select report highlights:

Environmental Stewardship:

  Established a formal 2024-2027 Climate Strategy
  Conducted climate scenario analysis of five key assets
  Improved reporting on Scope 3 emissions
  Purchased and retired carbon credits to offset Scope 2 and Scope 3 emissions related to employee travel and commuting

Supporting our Employees and Communities:

  Targeted employee training on diversity, equity and inclusion, health & safety and human rights
  Organized corporation-wide volunteering events focused on empowering and uplifting local communities
  Formalized Community Investment Guidelines (“CIG”)
  Increased funding of community investments to over $325,000 in accordance with Osisko’s CIG
  Adopted new policies relating to Human Resources, Health & Safety, Human Rights and Anti-Bribery, Anti-Corruption and Anti-Money Laundering

Excellence in Governance and Oversight:

  Nominated an Independent Chair of the Board to lead the Board of Directors
  Appointed a dedicated executive to the role of Vice President, Sustainability and Communications
  Maintained zero-incident record of material breaches of Code of Conduct / Whistleblower Reports
  Maintained target of over 30% female representation on the Board of Directors
  Enhanced ESG due diligence process for investments with launch of a screening and monitoring tool

Transparency and Recognition:

  Increased MSCI rating to ‘AA’
  Top scorer for Sustainalytics:
    Ranked 6 out of 120 for Precious Metals industry
    Ranked 4 out of 90 for Gold sub-industry
    Recognized as ESG Regional Top Rated and ESG Industry Top Rated

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 185 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 3-5% net smelter return royalty on the Canadian Malartic Complex, home to one of Canada’s largest gold mines.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 x116 Cell: (365) 275-1954 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability and Communications Tel: (514) 940-0670 x105 Email: htaylor@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, successful implementation of Osisko’s climate strategy, continues improvement toward carbon neutrality, continued increase into community investments, that policies will be complied with at all time, continues absence of material breach of Osisko’s Code of Ethics, maintaining or improving the presence of women on the Board of Directors and maintaining or improving ESG ratings. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing and general economic, market or business conditions, and (e) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on Osisko’s business, operations and financial condition; impact related to climate changes or technologies which may affect the implementation of Osisko’s climate strategy and achievement of carbon neutrality, that criteria will continue to be met to achieve improved ESG ratings (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko, (b) the integration of acquired assets or (c) the determination of Osisko’s PFIC status (d) that financial information may be subject to year-end adjustments, Osisko’s ability to deliver on its climate strategy, that Osisko’s efforts in maintaining carbon neutrality will be achieved and that efforts toward reducing carbon emission will be successful, the availability of funds to finance community investments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: Osisko’s continued commitment toward improving sustainability goals, the continued validity of science and climate hypothesis relating to climate change, the absence of material changes to the regulatory framework relating to climate and climate related disclosure, the compliance by directors and employees to the Code of Ethics and corollary policies, the availability of funds to continue to support community investments, the absence of significant change in Osisko’s ongoing income and assets relating to determination of its PFIC status, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. These risk factors also expressly qualify all forward-looking statements contained in this press release and should be considered by the reader. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.